February 27, 2025

Shibin Wang
Chief Executive Officer
Chenghe Acquisition III Co.
38 Beach Road #29-11
South Beach Tower, Singapore, 189767

       Re: Chenghe Acquisition III Co.
           Draft Registration Statement on Form S-1
           Submitted January 31, 2025
           CIK No. 0002047177
Dear Shibin Wang:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted January 31, 2025
Cover Page

1. We note that your sponsor and certain of your executive officers and directors are located in or have significant ties to China. Please revise here and relevant sections throughout the prospectus to identify each officer and director located in China, including Hong Kong and clarify whether the Sponsor is located in China, including
       Hong Kong.
2. We note potential conflicts of interest disclosure on the cover page. Please clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters; and purchasers in the offering. Please also revise your cross-references to include cross-references to all related disclosures in the prospectus. See Item 1602(a)(5) of Regulation S-K.
 February 27, 2025
Page 2

3. Please revise the disclosure on the cover page to clearly state that the class B ordinary shares will have the right to vote on the election of directors prior to the initial business combination. Please also reconcile this disclosure with the disclosure on page
       177 that "Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders except as required by law."
Our Company and Sponsor, page 2

4. We note disclosure beginning on page 38 regarding payments that may be made to insiders, including your sponsor, officers, directors and their affiliates. Please revise your compensation tables on page 4 and 129 to reference the potential payments that may be made to your sponsor, its affiliates or promoters of any fees for their services rendered prior to or in connection with the completion of the initial business combination. Please also disclose the anti-dilution adjustment of the founder shares in the table. See Items 1602(b)(6) and 1603(a)(6) of Regulation S-K. Anticipated expenses and funding sources, page 30

5. Please revise this section or include a new section within the Summary under an appropriate subcaption to provide a more comprehensive discussion regarding whether you have any plans to seek additional financing and how such financings may impact unaffiliated security holders, as required by Item1602(b)(5) of Regulation S-K.
       In this regard, we note your disclosures that you intend to target businesses with enterprise values that are greater than you could acquire with the net proceeds of this offering and the sale of the private placement units, as stated on page 65 and we note the potential to conduct a PIPE transaction or issue notes or other debt securities in connection with the initial business combination, as referenced on pages 62, 65, and
       97.
Ability to extend time to complete initial business combination, page 31

6. Please disclose your plans if you do not consummate a de-SPAC transaction within 24 months, including whether you expect to extend the time period, whether there are any limitations on the number of extensions, including the number of times, and the consequences to the SPAC sponsor of not completing an extension of this time period.
       See Item 1602(b)(4) of Regulation S-K.
Permissions and Approvals from Chinese Authorities, page 43

7. We note the disclosure that you believe you are not required to obtain permissions or approvals from any PRC government authorities. Please revise to disclose whether your officers and directors are required to obtain such permissions or approvals from
       PRC government authorities to search for a target company.
 February 27, 2025
Page 3
Dilution, page 45

8. We note that one of your calculations assumptions is that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing in connection with an initial business combination. Please expand your disclosure to highlight that you may need to do so as you intend to target an initial business combination with a target company whose enterprise value is greater than you could acquire with the net proceeds of the offering and the sale of private placement units, as stated on page 65 of your prospectus.
9. We note the narrative outside the table on page 46 states that for purposes of presenting the maximum redemptions scenario, you have reduced your NTBV after this offering by $150 million because holders of up to 100% of the public shares may exercise their redemption rights. Please reconcile with the dilution table, which reflects the limitation under your amended and restated memorandum and articles of association that will prohibit redemptions in an amount that would cause your net tangible assets, after payment of the deferred underwriting commissions, to be less than $5,000,001. Similarly reconcile the Maximum Redemptions header on the prospectus cover page.
Risk Factors, page 48

10. We note the disclosure on page 5 that in order to facilitate your initial business combination your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement units or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other
       arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsors having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
If we seek shareholder approval of our initial business combination ..., page
53

11. We note the disclosure in this risk factor that permitted purchases of public shares by the sponsor, initial shareholders, directors, officers, advisors or their affiliates would not be voted in favor of the initial business combination. Please reconcile with the disclosure on page 34 that pursuant to the letter agreement, your sponsor, officers and directors have agreed to vote any founder shares they hold and any public shares purchased during or after this offering (including in open market and privately-
       negotiated transactions) in favor of your initial business combination. Please disclose how such purchases would comply with the requirements of Rule 14e-5 under the
       Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.
If we are deemed to be an investment company . . ., page 59

12. We note statements such as "[b]y restricting the investment of proceeds to these instruments" you intend to avoid being deemed an investment company, and that you do not believe your anticipated principal activities will subject you to the
 February 27, 2025
Page 4

       Investment Company Act under the applicable laws and regulations. These statements suggest that by investing funds in U.S. government securities or money market funds meeting the conditions of Rule 2a-7 of the Investment Company Act, you will avoid being deemed to be an investment company. Please revise to clarify that you may be deemed to be an investment company at any time, notwithstanding your investment in these securities. Please also confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.
Our warrant agreement will designate the courts . . ., page 105

13. We note this provision applies to federal securities law claims. As the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
       In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Use of Proceeds, page 115

14. We note that you have included the cost for the office space, secretarial and administrative services for only 12 months, although you have up to 24 months to complete an initial business combination. With a view toward revised disclosure in the table, please tell us why you have not included costs assuming you continue for a
       24-month period and how you expect to cover those costs if not from proceeds held outside the trust.
Capitalization, page 121

15. We note you disclose within the Class A ordinary share line caption 287,500 issued
       and outstanding shares on an    as adjusted    basis, instead of the
475,000 shares to be
       issued in connection with the private placement. Please revise.
Our Company and Sponsor, page 127

16. Please describe the general character of the Sponsor's business, as required by Item
       1603(a)(2) of Regulation S-K.
       Please contact Frank Knapp at 202-551-3805 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Chris E. Centrich